Exhibit 1

MANAGEMENT SERVICES

AGREEMENT

THIS MANAGEMENT SERVICES AGREEMENT (this “Agreement”) is dated and deemed to be effective as of February 14, 2003 (the “Effective Date”), and is made and entered by and between Axtive Corporation, a Delaware corporation (“Axtive”), and Demand Aggregation Solutions, LLC, a Texas limited liability company (“DAS”).

RECITALS:

A. Axtive is the beneficial owner of a membership interest of DAS (the “Membership Interest”) and has a material interest in the success of DAS and its businesses.

B. DAS is willing to contribute the sum of $1.2 million to Axtive, and to fulfill its other obligations hereunder in consideration of the issuance to DAS of 1,200 shares of Axtive’s Series A Convertible Preferred Stock, par value $0.01 per share (the “Shares”), and a warrant to purchase 2,400,000 shares of Axtive’s Common Stock, par value $0.01 per share. In addition, Axtive and DAS are entering into this Agreement pursuant to which Axtive (1) will provide certain services to DAS for monthly fees and other compensation in accordance with the terms of this Agreement, and (2) will make certain advances to or on behalf of DAS in accordance with the terms of this Agreement.

C. Axtive has, since February 14, 2003, provided certain services to DAS relating to the management and operations of DAS, such services having been provided to DAS pursuant to the due approval and valid authority of the Management Committee of DAS. DAS desires to formalize its relationship with Axtive pursuant to the terms and conditions of this Agreement; provided, however, that DAS, by its execution hereof, ratifies and confirms all actions taken by DAS concerning the management and operation of the business of DAS during the period commencing on February 14, 2003 and ending on the Effective Date.

D. DAS desires to engage Axtive to manage and operate the business of DAS on behalf of DAS, and Axtive desires to accept such engagement upon the terms and conditions set forth in this Agreement, including but not limited to, the payment of a monthly management fee, and the issuance to Axtive by DAS of an additional interest in DAS as set forth in the Amended and Restated Limited Liability Company Agreement of DAS dated as of February 12, 2003 (the “Original Agreement”), as amended by that certain Amendment No. 1 to the Original Agreement dated as of the date hereof (the Original Agreement as amended shall be referred to as the “LLC Agreement”).

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Axtive and DAS agree as follows:

1. Issuance of Shares. Axtive shall issue the Shares to DAS in accordance with the terms of that certain Subscription and Securities Purchase Agreement, by and between Axtive and DAS, among others, dated as of even date with this Agreement. The terms and conditions of the Subscription and Securities Purchase Agreement are incorporated herein for all purposes; provided, however, that if the terms of the Subscription and Securities Purchase Agreement conflict with the terms of this Agreement with respect to the Shares and any rights related thereto, the terms of the Subscription Agreement and Securities Purchase Agreement control.

2. Services and Facilities. DAS hereby appoints Axtive as DAS’s manager to manage the business of DAS during the term of this Agreement, which appointment includes, without limitation, the authority of Axtive to supervise, direct and operate DAS’s day-to-day business. Axtive accepts said appointment and during the term of this Agreement agrees to manage the business of DAS in a commercially reasonable and prudent manner, and otherwise in accordance with the provisions set forth in this Agreement.

In connection with the management of DAS’s business, Axtive shall (i) make available such time of Graham Beachum II, David Welp, and such other employees of Axtive and its affiliates as Axtive and DAS may determine, in their reasonable discretion, to be necessary or appropriate to perform the services under this Agreement; (ii) make available its Dallas office(s) and any other facilities that Axtive determines, in its reasonable discretion, are necessary for such Axtive employees to perform the services contemplated by this Agreement; (iii) allow DAS to use the address of Axtive’s principal office in Dallas, Texas as the address of DAS’s principal office; (iv) recommend outside consultants and professionals who may be hired by and at the expense of DAS; (v) subject to express instructions from the Management Committee of DAS, select and negotiate terms with customers, vendors and service providers of DAS on behalf of DAS; and (vi) subject to the provisions contained in Section 6 of this Agreement, collect DAS’s cash receipts and make disbursements for DAS’s liabilities. Axtive shall at all times when providing the services under this Agreement comply with policies and procedures set forth by the Management Committee of DAS, but Axtive is not an agent of DAS and the parties acknowledge and agree that Axtive does not have the authority to (w) incur on behalf of DAS any indebtedness for money borrowed, (x) pledge any property of DAS, (y) issue any securities of DAS, or (z) otherwise bind DAS to any obligation that would require board approval under applicable Texas laws if DAS were a Texas corporation, unless such specific authority is expressly authorized and approved in writing by the DAS Management Committee. The performance of all lawful activities by Axtive in accordance with the terms of this Agreement shall be for the account of DAS.

3. Compensation. In exchange for the services provided by Axtive under this Agreement, beginning in May 2003, DAS will pay Axtive twenty-five thousand dollars ($25,000) per month (the “Management Fee”), payable on or before the 5th day of each calendar month (excluding February, March and April 2003) during the term of this Agreement. In addition, DAS shall grant an additional interest in DAS to Axtive as set forth in the LLC Agreement.

4. Term and Termination.

(a) The term of this Agreement is for three (3) consecutive years commencing on the Effective Date. The term shall thereafter continue on a month-to-month basis unless terminated by either party for convenience with 30 days’ advance written notice to the other party. Notwithstanding the foregoing, this Agreement shall terminate in the event of the sale of all or substantially all of the assets or membership interests of DAS or in accordance with the following subsections of this Section 4.

(b) If either party commits a material breach of this Agreement, the non-breaching party shall give written notice to the breaching party specifically outlining the nature of the breach, and:

(i) Following DAS’s written notice to Axtive of any material breach by Axtive of the provisions of this Agreement, Axtive shall have 15 business days to cure such noticed breach or, if such breach is not capable of cure within such 15 business-day period and Axtive does not provide DAS a plan to remedy the default and continuously pursue such remedy, then with respect to such breach, DAS shall have the option to terminate this Agreement immediately upon the earlier of (A) the expiration of 15 business days after DAS provides written notice to Axtive of the breach and Axtive’s failure to cure, and (B) DAS’s receipt of Axtive’s written notice that Axtive does not intend to cure the noticed breach. DAS shall have 45 days after the earlier of (A) or (B) above to provide written notice of its decision to terminate this Agreement in accordance with this clause (i).

(ii) Following Axtive’s written notice to DAS of any material breach by DAS of the provisions of this Agreement, DAS shall have 15 business days to cure such noticed breach or, if such breach is not capable of cure within such 15 business-day period and DAS does not provide Axtive a plan to remedy the default and continuously pursue such remedy, then with respect to such breach, Axtive shall have the option to terminate this Agreement immediately upon the earlier of (A) the expiration of 15 business days after Axtive provides written notice to DAS of the breach and DAS’s failure to cure, and (B) Axtive’s receipt of DAS’s written notice that DAS does not intend to cure the noticed breach. Axtive shall have 45 days after the earlier of (A) or (B) above to provide written notice of its decision to terminate this Agreement in accordance with this clause (ii).

(c) If this Agreement is terminated as a result of any breach (and subsequent failure to timely cure) by Axtive, in addition to any other damages due to DAS from Axtive, Axtive’s additional interest in DAS may be subject to reduction pursuant to the terms of the LLC Agreement. The provisions of this Section 4(c) survive the termination of this Agreement.

5. Advances by Axtive; Repayment from DAS Cash Flow and/or Sale Proceeds; 5% Commission Upon Sale.

(a) Advances. On or before May 15, 2003, Axtive shall make an initial advance to DAS of up to twenty-five thousand dollars ($25,000) to cover DAS’s costs incurred in connection with its acquisition of the Shares (the “Initial Advance”). Thereafter, on the first business day of each month during the term of this Agreement, Axtive shall make unsecured monthly advances (expressly exclusive of the Initial Advance, collectively, the “Monthly Advances”) to DAS in amounts sufficient for DAS to pay required fees to Axtive and to conduct DAS’s business in accordance with this Agreement; provided, however, that (i) such advances shall not be considered capital contributions to DAS, but shall be deemed to be extensions of credit to DAS (to be repaid in accordance with the terms hereof); (ii) Axtive is not required to make any Monthly Advance in excess of fifty thousand dollars ($50,000) per month on average during the term of this Agreement (e.g., if Axtive makes a Monthly Advance of $30,000 in month 1, Axtive will make a Monthly Advance of $70,000 in month 2 if DAS’s business requires that amount), nor any Monthly Advances in excess of $1.2 million in the aggregate (exclusive of the amount of the Initial Advance), and (iii) Axtive is not required to make any Monthly Advance during any time that DAS is in material breach of this Agreement or at any time after this Agreement has been terminated by Axtive in accordance with the provisions hereof as the result of any such material breach by DAS.

(b) Repayment of Advances. DAS shall pay to Axtive, in addition to any amounts due and owing to Axtive pursuant to the provisions of Section 3, the amount of each Monthly Advance, together with simple interest at the rate of eight percent (8%) per annum, from the date of each such advance until such advance is repaid. The Initial Advance, each Monthly Advance (including interest accrued on any Monthly Advance), and any other amounts due and owing to Axtive pursuant to the terms of this Agreement shall be paid from all cash flow (income, net of all accrued expenses and capital expenditures other than amounts owing to Axtive hereunder) of DAS and the aggregate proceeds of any sale (or related series of sales) of all or substantially all of the assets or membership interests of DAS (net of all expenses associated with such sale(s)), it being understood that any such cash flow or proceeds may be applied to repayment of such advances, accrued interest, and obligations in the order determined by Axtive in its reasonable discretion (so long as any such application by Axtive does not preclude payment of any expense (including capital expenditures) necessary or reasonably appropriate to the conduct of DAS’s business). The provisions of this Section 5(b) shall survive termination of this Agreement.

(c) 5% Commission Upon Sale. Upon the sale (or related series of sales) of all or substantially all of the assets or membership interests of DAS, Axtive shall be entitled, in addition to any other amount due and payable to Axtive under this Agreement, to receive a commission in cash equal to five percent (5%) of the aggregate proceeds of such sale(s), net of all expenses associated with such sale(s) (the “Sale Commission”); provided, however, if (x) DAS terminates this Agreement as the result of any DAS objection to any sale(s) of DAS assets or membership interests proposed by Axtive and (y) following such termination, DAS sells any of its assets to the entity introduced to DAS by Axtive pursuant to terms substantially similar to the terms of such sale(s) proposed by Axtive, then the provisions of this Section 5(c) shall be deemed to have survived such termination and Axtive shall be entitled to the Sale Commission; and provided, further, however, that Axtive shall in no event be entitled to the Sale Commission if Axtive is then in material breach of this Agreement or this Agreement has previously been terminated by DAS in accordance with the provisions hereof as the result of any such material breach by Axtive. The parties expressly acknowledge and agree that, in the event of any sale(s) described in this Section 5(c), Axtive shall receive payment in full of the Sale Commission (to the extent so entitled in accordance with the terms of this Section 5(c)), and all other amounts owed to Axtive in accordance with the terms of this Agreement, prior to any distribution of such sale proceeds by DAS in respect of any membership interest in DAS.

6. Accounts and Expenditures.

(a) Axtive will deposit the Initial Advance, each Monthly Advance, and all funds derived from operation of the business of DAS in one or more bank accounts in a bank designated by Axtive and approved by DAS, which approval shall not be unreasonably withheld. Withdrawals from said accounts by Axtive shall be made only as necessary for Axtive to perform the services under this Agreement (including, without limitation, Axtive withdrawals for purposes of payment to Axtive of the Management Fee and repayment to Axtive of Monthly Advances, each in accordance with the provisions of this Agreement), and solely by authorized representatives of Axtive.

(b) DAS will pay the Management Fee, and Axtive will make any payments for the account of DAS or otherwise in the performance of its obligations hereunder, from such authorized bank account(s). Axtive is not required to make any payment on behalf of DAS except out of such authorized bank accounts, and Axtive is not obligated to incur any liability or obligation on behalf of DAS without assurances satisfactory to Axtive that necessary funds for the discharge thereof will be provided by DAS or otherwise made available as contemplated under this Agreement. In any event, if any such liability or obligation is incurred by Axtive on DAS’s behalf, Axtive shall have the option to deduct such amounts from such authorized accounts if DAS has not fully reimbursed Axtive for amounts due and owing within 15 business days after DAS’s receipt of notice from Axtive that said amounts are due and owing.

(c) Debts and liabilities incurred by Axtive as a result of its operation and management of the business of DAS pursuant to the terms hereof, whether asserted before or after termination of this Agreement, that have not otherwise been repaid in accordance with the terms of this Section 6, shall be repaid from the aggregate proceeds of any sale of all or substantially all of the assets or membership interests of DAS (net of all expenses associated with such sale), and DAS shall indemnify, defend and hold Axtive harmless from and against all losses, liabilities, claims, damages, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses) asserted against Axtive that arise from any DAS failure to satisfy any debt or obligation authorized by DAS and incurred by Axtive in its performance of this Agreement. The provisions of this Section 6(c) shall survive the termination of this Agreement.

7. Performance Warranty. Axtive represents and warrants that, in providing DAS the services under this Agreement, Axtive shall act and shall cause its agents and employees to act in a commercially reasonably manner consistent at all times with the terms of this Agreement and the prevailing business purposes and circumstances of DAS.

8. Indemnification. Each party shall indemnify and hold harmless the other party, and the other party’s officers, directors, agents, and employees from and against any and all losses, liabilities, claims, damages, costs and expenses (including attorney fees and other expenses of litigation) of third parties arising out of any (i) breach of this Agreement by the indemnifying party, its employees, or representatives, or (ii) personal injury (including but not limited to death, slander or libel) or property damage to the extent caused by the negligent act(s) or omission(s) of the indemnifying party, its employees or representatives, provided that such indemnity shall not protect any such party against any liability to which such person would otherwise be subject by reason of willful acts or gross negligence. The indemnified party will give the indemnifying party prompt notice of any such claim, demand or actions and shall, to the extent the indemnified party is not adversely affected, cooperate fully with the indemnifying party in the defense and settlement thereof. The indemnifying party shall control the defense and settlement of any such claim, provided that no settlement that involves a remedy relating to an admission of liability by, injunctive relief against, or other affirmative obligations by the indemnified party will be entered into without indemnified party’s consent. The indemnified party has the right to, at its own expense and with counsel of its own choosing, take part in any discussions, negotiations, meetings, conferences, appearances, settlement talks, hearings, trials, and other communications related to the subject of this indemnification.

9. Confidentiality. In connection with the activities contemplated by this Agreement, each party may have access to confidential or proprietary technical or business information of the other party, including without limitation (a) proposals, ideas or research related to possible new products or services; (b) financial statements and other financial information; (c) the material terms of the relationship between the parties; (d) any software or other technology of a party; and (e) any other material that, by its nature, should reasonably be considered confidential (collectively, “Confidential Information”). Each party will take reasonable precautions to protect the confidentiality of the other party’s Confidential Information, which precautions will be at least equivalent to those taken by such party to protect its own Confidential Information. Except as required by law, neither party will knowingly disclose the Confidential Information of the other party. Each party’s obligations in this Section 9 with respect to any portion of the other party’s disclosed Confidential Information shall terminate if such disclosed Confidential Information: (i) was in the public domain at or subsequent to the time it was communicated to the receiving party (“Recipient”) by the disclosing Party (“Discloser”) through no fault of Recipient; (ii) was rightfully in Recipient’s possession free of any obligation of confidence at or subsequent to the time it was communicated to Recipient by Discloser; (iii) was developed by employees or agents of Recipient independently of and without reference to any information communicated to Recipient by Discloser; or (iv) was communicated by Discloser to an unaffiliated third party free of any obligation of confidence. If either party is required to disclose the other’s Confidential Information in response to a valid order by a court or other governmental body, or otherwise as required by law, then such disclosure may be made without liability, provided that the owner of the Confidential Information shall be promptly notified of such requirement prior to the disclosure of any Confidential Information and both parties will stipulate to any orders necessary to protect said information from public disclosure. The provisions of this Section 9 shall survive the termination of this Agreement.

10. Ownership. Title to any intellectual property owned by DAS prior to the Effective Date belongs exclusively to DAS. Title to all written materials and any and all ideas, discoveries, inventions, improvements, reports, programs, manuals, recordings, systems or enhancements or modifications thereto, developed, prepared, conceived, made, discovered or suggested by Axtive for DAS during the term of this Agreement (“Work Product”), and all related copyrights, trademarks, patents, trade secrets, moral rights (to the extent permitted by applicable law) and other proprietary rights with respect to the United States and any other country, belong to DAS; provided, however, if DAS ceases to operate, to the extent Axtive has licensed any DAS products, including Work Product (collectively, “DAS Products”), to a third party as part of performing the services under this Agreement, and has committed to such third party to provide services, support or maintenance for DAS Products, then (i) DAS grants to Axtive a fully paid, royalty-free license to such DAS Products for a period extending until the last such obligation has expired, but only as necessary to provide services, support or maintenance of the applicable DAS Products; and (ii) any money received by Axtive for providing such services, support or maintenance will be for the account of DAS. Any intellectual property owned by Axtive prior to the Effective Date belongs exclusively to Axtive. The parties acknowledge that all Work Product is “specifically ordered or commissioned work” and a “work-made-for-hire” as these terms are defined by the United States Copyright Act. To the extent that any Work Product does not so qualify, Axtive agrees to and does hereby irrevocably assign and transfer to DAS all of Axtive’s right, title and interest in the copyrights, trademarks, patents, trade secrets, moral rights (to the extent permitted by applicable law) and other proprietary rights with respect to the United States and any other country to such Work Product. At DAS’s request and expense, Axtive shall execute and deliver such instruments and take such other action as may be requested by DAS to perfect or protect DAS’s rights in all Work Product and to carry out the assignments contemplated in this Section 10. The provisions of this Section 10 shall survive the termination of this Agreement.

11. Miscellaneous.

(a) Representations and Warranties. Each party hereby represents and warrants to the other that it has full power and legal right and authority to execute, deliver, and perform under this Agreement and that the officers executing this Agreement on its behalf have full power and authority to do so.

(b) Independent Contractors. Nothing herein contained shall be deemed to have created, or be construed as having created any joint venture, partnership, agency or employment relationship between Axtive and DAS. At all times during the performance of its duties and obligations arising hereunder, Axtive shall be deemed to be an independent contractor.

(c) Third Party Beneficiaries. Nothing in this Agreement is intended to confer upon any other person or entity any rights, benefits or remedies of any kind or character whatsoever, and no third person or entity shall be deemed a third party beneficiary of this Agreement.

(d) Notices. Any notice, consent, or approval which is given or delivered under this Agreement shall be in writing and shall be deemed given (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified on the signature page hereof, (ii) if given by mail, 4 days after such communication is deposited in the mail with first class postage prepaid, addressed as aforesaid, or (iii) if given by other means, when delivered at the address specified in or pursuant to this Section 11(d).

(e) Section Headings. The section headings are inserted only as a matter of convenience and for reference and in no way define, limit, or describe the scope or intent of any provision of this Agreement.

(f) Assignment. This Agreement shall be binding on and inure to the benefit of the parties and their respective successors and assigns. Neither party may assign any of its rights or obligations under this Agreement without the prior written consent of the other party.

(g) Amendment and Waiver. This Agreement may only be amended in a writing signed by the parties. No delay or forbearance by a party in enforcing a right or obligation shall be deemed a waiver of such right or obligation or future rights or obligations, and no waiver shall be effective unless in writing signed by the waiving party.

(h) Governing Law. This Agreement shall be governed by and construed under the laws of the State of Texas without giving effect to principles of conflict of law.

(i) Entire Agreement. This Agreement, the LLC Agreement, and the Subscription and Securities Purchase Agreement (together with all schedules and exhibits to this Agreement) constitute the entire understanding between the parties relating to the subject hereof and, unless specifically mentioned in this Agreement, there are no agreements or understanding whether written or oral which are not incorporated herein. This Agreement, the LLC Agreement, and the Subscription and Securities Purchase Agreement supersede all prior and contemporaneous agreements, negotiations and understandings between the parties, both oral and written, relating to the subject matter hereof.

(j) Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(k) Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that such severability shall be ineffective if it materially changes the economic benefit of this Agreement to any party.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the Effective Date.

AXTIVE CORPORATION 1445 Ross Avenue, Suite 4500 Dallas, Texas 75202

By:	/s/ DAVID N. PILOTTE
Name:	David N. Pilotte
Title:	Executive Vice President and Chief Financial Officer

DEMAND AGGREGATION SOLUTIONS, LLC, a Texas limited liability company 1445 Ross Avenue, Suite 4500 Dallas, Texas 75202

By:	/s/ RON BENEKE
Name:	Ron Beneke
Title:	Member of Management Committee